UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TriMas Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

896215209

(CUSIP Number)

Daniel P. Tredwell

Heartland Industrial Associates L.L.C.

177 Broad Street, 10th Floor

Stamford, Connecticut 06901

(203) 327-1202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Brian J. Fahrney

Sidley Austin LLP

One South Dearborn

Chicago, Illinois

(312) 853-7000

March 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS Heartland Industrial Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 2,404,972 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,404,972 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,404,972 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No.	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS Heartland Industrial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 2,218,375 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,218,375 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,218,375 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS TriMas Investment Fund I, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 1,371,342 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 1,371,342 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,342 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No.	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS Metaldyne Investment Fund I, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 847,033 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 847,033 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,033 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No.	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS HIP Side-by-Side Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 149,399 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 149,399 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,399 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS TriMas Investment Fund II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 24,759 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 24,759 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,759 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No.	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS Metaldyne Investment Fund II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 12,439 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 12,439 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,439 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No.	Page 9 of 14 Pages

1	NAME OF REPORTING PERSONS HIP Side-by-Side I-A, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No.	Page 10 of 14 Pages

1	NAME OF REPORTING PERSONS HIP Investment Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 0 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

Amendment No. 9 to Statement on Schedule 13D

This Amendment (the “Amendment”) No. 9 to Statement on Schedule 13D (as heretofore amended, the “Statement”) relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of TriMas Corporation, a Delaware corporation (the “Issuer”). This Amendment is being filed on behalf of the Reporting Persons (as defined below).

The Reporting Persons are filing this Amendment to amend the statements on Schedule 13D with respect to the Common Stock filed with the Securities and Exchange Commission on March 20, 2009 pursuant to Rule 13d-1(d).

This Amendment is being filed by the Reporting Persons to update the disclosure in Items 4 and 5 in connection with the sale of shares of Common Stock.

Item 4. Purpose of the Transaction

A description of transactions taken with respect to the Common Stock is included below in Item 5(c). The purpose of these transactions was to provide liquidity to Heartland Industrial Associates L.L.C.’s (“Heartland”) funds. The transactions are not an indication of Heartland’s view of the business prospects of the Issuer.

Currently the Reporting Persons have no specific plan or proposal to acquire or dispose of Common Stock or other securities of the Issuer. However, consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional Common Stock or dispose of any or all of their Common Stock or other securities of the Issuer depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) Please see Item 13 of each cover sheet for each Reporting Person. The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based on there being 39,375,790 shares of Common Stock outstanding as of December 31, 2012, plus 766,028 shares of Common Stock deemed to be outstanding with respect to individual stockholders pursuant to Rule 13d-3(d)(1) under the Exchange Act, as reported to the Reporting Persons by the Issuer.

As of the date hereof:

•	2,404,972 shares of Common Stock are beneficially owned by Heartland;

•	2,218,375 shares of Common Stock are beneficially owned by Heartland Industrial Partners, L.P. (“HIP”);

•	1,371,342 shares of Common Stock are owned directly by TriMas Investment Fund I, L.L.C. (“TIF I”);

•	847,033 shares of Common Stock are owned directly by Metaldyne Investment Fund I, L.L.C. (“MIF I”);

•	149,399 shares of Common Stock are owned directly by HIP Side-by-Side Partners, L.P. (“HIP Side-by-Side”);

•	24,759 shares of Common Stock are owned directly by TriMas Investment Fund II, L.L.C. (“TIF II”);

•	12,439 shares of Common Stock are owned directly by Metaldyne Investment Fund II, L.L.C. (“MIF II”);

•	no shares of Common Stock are owned directly by HIP Side-by-Side I-A, L.L.C. (“HIP Side-by-Side I-A”); and

•

no shares of Common Stock are owned directly by HIP Investment Holdings I, LLC, (“Holdings” and TIF I, MIF I, HIP Side-by-Side, TIF II, MIF II, HIP Side-by-Side I-A, and Holdings, collectively, the “Direct Holders”).

HIP, as the managing member of TIF I and MIF I, is an indirect beneficial owner of shares held by TIF I and MIF I. Heartland, as the managing member of TIF II, MIF II and HIP Side-by-Side I-A, and the general partner of HIP and HIP Side-by-Side, is an indirect beneficial owner of the shares held by the Direct Holders. HIP, as the sole member of Holdings, is an indirect beneficial owner of shares held by Holdings.

(b) Please see Items 7, 8, 9, 10, 11, and 13 of each cover sheet for each Reporting Person. Neither the present filing nor anything contained in this item 5 shall be construed as an admission that any combination of Reporting Persons constitutes a “group” for any purpose, and each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person.

(c) On March 4, 2013, Heartland sold 1,500,000 shares of Common Stock at a price of $28.71 per share, for net proceeds of approximately $43,065,000. Heartland held the shares of Common Stock through MIF I.

On March 7, 2013, HIP Side-by-Side transferred 82,693 shares of Common Stock to MIF I, and MIF II transferred 20,513 shares of Common Stock to MIF I. These transfers were accomplished pursuant to that certain Share Transfer Agreement, dated March 7, 2013, by and between MIF I, HIP Side-by-Side and MIF II.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2013

HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HEARTLAND INDUSTRIAL PARTNERS, L.P.

By: Heartland Industrial Associates L.L.C., its General Partner

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title : Managing Member

TRIMAS INVESTMENT FUND I, L.L.C.

By: Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

METALDYNE INVESTMENT FUND I, L.L.C.

By: Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP SIDE-BY-SIDE PARTNERS, L.P.

By: Heartland Industrial Associates L.L.C., its General Partner

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

TRIMAS INVESTMENT FUND II, L.L.C.

By: Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

METALDYNE INVESTMENT FUND II, L.L.C.

By: Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP SIDE-BY-SIDE I-A, L.L.C.

By: Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP INVESTMENT HOLDINGS I, LLC

By: Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member